UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kaleyra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483379 103

(CUSIP Number)

Dr. Avi S. Katz

GigAcquisitions, LLC

GigFounders, LLC

2479 E. Bayshore Rd., Suite 200

Palo Alto, CA 94303

(650) 276-7040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jeffrey C. Selman

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

(415) 836-2500

August 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483379 103

1	Names of Reporting Persons GigAcquisitions, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,584,291
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,584,291

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,584,291
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person PN

CUSIP No. 483379 103

1	Names of Reporting Persons GigFounders, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 715,698
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 715,698

11	Aggregate Amount Beneficially Owned by Each Reporting Person 715,698
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%
14	Type of Reporting Person PN

CUSIP No. 483379 103

1	Names of Reporting Persons Dr. Avi S. Katz
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States and Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,314,989
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,314,989

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,314,989
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2019 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Original Schedule 13D. On June 25, 2020, the Issuer filed a Prospectus with the U.S. Securities and Exchange Commission, pursuant to which the Issuer could sell 7,777,778 shares of Common Stock, with an over-allotment option of 1,166,666 shares of Common Stock (the “Offering”). On July 24, 2020, the underwriters of the Offering issued a notice under the terms of the Underwriting Agreement that they were partially exercising and closed on their option to purchase an additional 984,916 shares of Common Stock of the Issuer at the public offering price less underwriting discounts. In connection with the closing of the Offering, the Reporting Persons own new percentages of the Issuer’s class of Common Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Kaleyra, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at Via Marco D’Aviano, 2, Milano MI, Italy, 20131.

Item 2.	Identity and Background.

GigAcquisitions, LLC, a Delaware limited liability company (the “Sponsor”), GigFounders, LLC, a Delaware limited liability company and affiliate of Sponsor (“GigFounders”), and Dr. Avi S. Katz, a citizen of the United States and Israel (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Dr. Avi. S. Katz currently serves as Chairman of the Board of the Issuer.

The principal business address of each of the Reporting Persons is c/o GigAcquisitions, LLC, 2479 E. Bayshore Rd., Suite 200, Palo Alto, CA 94303.

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of that certain Registration Rights Agreement dated November 25, 2019, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board of Directors of the Issuer (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 28,475,081 shares of Common Stock outstanding as of August 3, 2020 following the closing of the Offering:

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GigAcqusitions, LLC(1)	2,584,291	(2)	8.99%	0	2,584,291	0	2,584,291
GigFounders, LLC(3)	715,698		2.51%	0	715,698	0	715,698
Dr. Avi S. Katz	3,314,989		11.53%	0	3,314,989	0	3,314,989

(1)

The shares held by the Sponsor are beneficially owned by Dr. Avi S. Katz, the Chairman of the Board of the Issuer, and the manager of Sponsor, who has sole voting and dispositive power over the shares held by the Sponsor.

(2)	Includes 271,776 shares of the Issuer’s common stock underlying warrants that are exercisable within 60 days.
(3)

Represents shares held by one of the members of GigAcquisitions, LLC which it received from GigAcquisitions, LLC. The shares held by GigFounders, LLC are beneficially owned by Dr. Avi S. Katz, and the Managing Member of GigFounders, who has sole voting and dispositive power over the shares held by GigFounders, LLC.

(c)	Except as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.
(d)	None.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Sponsor, GigFounders and Dr. Avi. S. Katz have entered into the Joint Filing Agreement attached hereto as Exhibit 1 with respect to the joint filing of this Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2020

GIGACQUISITIONS, LLC

By:	/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Managing Member

GIGFOUNDERS, LLC

By:	/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Managing Member

DR. AVI S. KATZ, INDIVIDUALLY

/s/ Dr. Avi S. Katz
Dr. Avi S. Katz